Exhibit 99.1

Driver Management Company LLC

October 2, 2019

Mr. John McCullough
Lead Director
c/o Ms. Tonya Sturm
Secretary
First United Corporation
19 South Second Street
Oakland, MD 21150

Via email

Mr. McCullough,

As you are no doubt aware, investment funds managed by Driver Management Company LLC own 306,627 shares of First United common stock, making Driver one of First United’s largest shareholders. I am sure you are also aware of my previous conversations with Carissa Rodeheaver, First United’s CEO and Chairman of the Board, and have no doubt seen our public statements regarding First United.

I am writing you in your capacity as lead director because I believe that (i) potential buyers of First United (either directly or indirectly through intermediaries) have been attempting, and are continuing to attempt, to engage in discussions with Ms. Rodeheaver, (ii) those discussions might lead to acquisitions proposals by such potential buyers and (iii) Ms. Rodeheaver has been and is actively avoiding such discussions.

While I am sure that you and the rest of the First United directors would responsibly evaluate any acquisition proposals that are brought to your attention, I am troubled by the thought that, by avoiding or failing to respond to communications likely to lead to an acquisition proposal, Ms. Rodeheaver is, in addition to depriving shareholders the opportunity to benefit from a sale, effectively preventing you and your fellow directors from exercising your fiduciary duties.

Rather than continue to allow Ms. Rodeheaver to give the cold shoulder to potential acquirors and their intermediaries, the First United board should immediately establish a committee of independent directors to field any and all inquiries or overtures likely to lead to an acquisition proposal, as well as to affirmatively solicit acquisition proposals from likely buyers.

I would also welcome the opportunity to open a direct line of communication with you, as lead director and a voice independent from management. I can be reached directly at 646-360-0791 or by email at ac@drivermgmtco.com.

/s/ Abbott Cooper

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC